OMB APPROVAL

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934



                    THE WARNACO GROUP, INC.
                         (Name of Issuer)


         Class A Common Stock, par value $0.01 per share
                  (Title of Class of Securities)


                              934390105
                           (CUSIP number)

                         Glenn M. Feit, Esq.
                         Proskauer Rose LLP
                            1585 Broadway
                    New York, New York 10036-8299
                         (212) 969-3000
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         September 25, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








                         SCHEDULE 13D
                    CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     New Rio, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     51-0364695

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER               None
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER         5,146,373(1)
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER          None
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER    5,146,373(1)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,146,373(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.23%(2)

14   TYPE OF REPORTING PERSON*
     00

(1) Represents the number of shares of Common Stock (as hereinafter defined) to be received by New Rio, LLC upon the Exchange (as hereinafter defined) referred to in Items 3 and 4 below.

(2) Gives effect to the total number of outstanding shares of Common Stock, as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange referred to in Items 3 and 4 below.


CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     Charterhouse Equity Partners II, L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-3752442

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER          2,602,951(1)
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER                None
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER      2,602,951(1)
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER           None
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,602,951(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.16%(2)

14   TYPE OF REPORTING PERSON*
     PN


(1) Based on the portion of shares of Common Stock allocable to Charterhouse Equity Partners II, L.P. in accordance with the
     Third Amended and Restated Limited Liability Company
     Agreement of New Rio, LLC, dated as of May 9, 1996, referred to in Item 6 below.

(2) Gives effect to the total number of outstanding shares of Common Stock as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange referred to in Items 3 and 4 below.

CUSIP No. 934390105

1    NAME OF REPORTING PERSONS
     Arnold H. Simon
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF       7   SOLE VOTING POWER          2,529,083(1)
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER          194,400(1)
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER      2,529,083(1)
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER      194,400(1)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,529,083(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [x]
     See Item 5(a)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.05%(2)

14   TYPE OF REPORTING PERSON*
     IN


(1) Based on the portion of shares of Common Stock allocable to Arnold Simon in accordance with the Third Amended and Restated Limited Liability Company Agreement of New Rio, LLC, dated as of May 9, 1996, referred to in Item 6 below.

(2) Gives effect to the total number of outstanding shares of Common Stock as of September 22, 1997, plus the number of shares of Common Stock to be issued in the Exchange referred to in Items 3 and 4 below.


Item 1.   Security and Issuer

     The title of the class of equity securities to which this statement relates is:

          Class A Common Stock, par value $0.01, of The Warnaco
          Group, Inc. (the "Common Stock")

     The name and address of the principal executive offices of Warnaco are:

                    The Warnaco Group, Inc.
                    90 Park Avenue
                    New York, NY 10016

Item 2.   Identity and Background

     (a) This Statement on Schedule 13D (the "Statement") is being filed jointly by New Rio, LLC, a Delaware limited liability company ("New Rio"), Charterhouse Equity Partners II, L.P., a Delaware limited partnership ("CEP II"), and Arnold H. Simon, a U.S. citizen ("Mr. Simon").

     (b)  The principal executive office of New Rio is:

                    1385 Broadway
                    New York, NY  10018

          The principal executive office of CEP II is:

                    535 Madison Avenue
                    New York, NY 10022

          The business address of Mr. Simon is:

                    1385 Broadway
                    New York, NY 10018

     (c) New Rio was formed by CEP II and Mr. Simon to invest in Designer Holdings Ltd., a Delaware corporation ("Designer Holdings"), which develops, sources and markets designer sportswear collections under the Calvin Klein Jeans(R), K/Calvin Klein Jeans(R), and CK/Calvin Klein Khakis(R) labels.

          CEP II is a Delaware limited partnership. The general partner of CEP II is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse Group
          International, Inc. CEP II manages an equity investment fund.

          Mr. Simon is the President and Chief Executive Officer of Designer Holdings. The address of Designer Holdings is 1385 Broadway, New York, NY 10018.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) New Rio is a Delaware limited liability company; CEP II is a Delaware limited partnership; and Mr. Simon is a U.S. Citizen.


Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to a Stock Exchange Agreement, dated as of September 25, 1997 (the "Exchange Agreement"), among Warnaco, New Rio and the members of New Rio (including CEP II and Mr. Simon), as described in Item 4 below, New Rio will exchange (the "Exchange") all of its 15,883,868 shares of common stock, par value $.01 per share (the "DSH Stock")of Designer Holdings(which excludes 600,000 shares of DSH Stock beneficially owned by the Simon Foundation, as defined below) for 5,146,373 shares of Common Stock (which excludes 194,000 shares of Common Stock beneficially owned by the Simon Foundation, as defined below following the Exchange).

Item 4.   Purpose of Transaction

     (a)-(f) New Rio's purpose for entering into the Exchange Agreement was based on its determination that the shares of Common Stock to be received upon the consummation of the Exchange constituted fair and adequate consideration to New Rio and its members. New Rio intends to hold the shares of Common Stock acquired in the Exchange for investment purposes. The Exchange Agreement was entered into in connection with the Merger Agreement (as defined below) and the merger contemplated thereby. On September 24, 1997, the respective Boards of Directors of Designer Holdings, WAC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Warnaco ("WAC Acquisition"), and Warnaco determined that it would be advisable to merge WAC Acquisition with and into Designer Holdings with the result that the holders of DSH Stock (other than Designer Holdings, Warnaco, WAC Acquisition and their subsidiaries, and dissenting shareholders who perfect their dissenters' rights) will receive .324 of a share of Common Stock of Warnaco for each share of DSH Stock, and Designer Holdings will become a wholly-owned subsidiary of Warnaco (the "Merger"). The Merger is to be effected pursuant to an Agreement and Plan of Merger dated as of September 25, 1997 (the "Merger Agreement") among Warnaco, WAC Acquisition and Designer Holdings. The Merger is subject to certain conditions, including approval by the stockholders of Designer Holdings.

     Pursuant to the Exchange Agreement, New Rio has agreed to vote all the shares held by it which represents 51.3% of the voting power of the outstanding DSH Stock (i) in favor of the Merger, the adoption of the Merger Agreement and all other transactions contemplated thereby, (ii) against any action that would result in a breach of the Merger Agreement in any material respect by Designer Holdings and (iii) against any extraordinary corporate transaction of Designer Holdings and certain other actions which could materially and adversely affect Designer Holdings or that would result in a change in a majority of the Board of Directors of Designer Holdings or that would result in a change in any of Designer Holdings' governing documents or otherwise materially and adversely affect the benefits to Warnaco of the Merger and Exchange Agreements. The Exchange Agreement also provides that New Rio and the members of New Rio (including CEP II and Mr. Simon) shall give Warnaco an irrevocable proxy to vote their shares of DSH Stock in accordance with the foregoing sentence. The Exchange Agreement further provides, among other things, that New Rio will not dispose of or encumber its shares of DSH Stock and will not solicit or encourage proposals relating to the acquisition of its shares of DSH Stock.

     As further provided in the Exchange Agreement, New Rio, CEP II and Mr. Simon have entered into a "standstill agreement," pursuant to which, among other things, none of them shall seek to affect or influence the control of the management or Board of Directors of Warnaco, or the business, operations or policies of Warnaco.

     The exchange of shares pursuant to the Exchange Agreement is subject to certain conditions, including the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which waiting period was terminated on October 3, 1997. However, the consummation of the Exchange is not contingent on the consummation of the transactions contemplated by the Merger Agreement.

     The foregoing descriptions of and references to the Merger Agreement and the Exchange Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1 and 2, respectively, to this Statement and are incorporated herein by reference, and by reference to Item 3.

Item 5.   Interest in Securities of the Issuer

     (a) Upon consummation of the transactions contemplated by the Merger Agreement and the Exchange Agreement, New Rio will own 5,146,373 shares of Common Stock of Warnaco, which represents 8.23% of the outstanding Common Stock of Warnaco based upon (i) the number of shares of Common Stock to be received by New Rio upon the Exchange and (ii) the total number of outstanding shares of Common Stock as set forth in the Merger Agreement plus the number of shares of Common Stock issued in the Exchange referred to in Items 3 and 4 above. Of the 5,146,373 shares of Common Stock owned by New Rio, CEP II will beneficially own 2,602,951 shares of Common Stock of Warnaco, which represents 4.16% of the outstanding Common Stock of Warnaco, and Mr. Simon will beneficially own 2,529,083 shares of Common Stock, which represents 4.05% of the outstanding Common Stock of Warnaco.
With respect to Mr. Simon, the 2,529,083 shares of Common Stock does not include 194,400 shares of Common Stock owned by the Arnold Simon Family Foundation (the "Simon Foundation"), a not-for-profit corporation. Mr. Simon, as one of the three trustees of the Simon Foundation, shares voting and disposition rights with two other trustees. Mr. Simon disclaims beneficial ownership of the 194,400 shares owned by the Simon Foundation. The foregoing number of shares of Common Stock allocable to CEP II and Mr. Simon are based on the allocation set forth in that certain Third Amended and Restated Limited Liability Company Agreement of New Rio, dated as of May 9, 1996, and referred to in
Item 6 below.

     (b) New Rio will have shared voting and disposition power over 5,146,373 shares of Common Stock following the Exchange.
CEP II will have sole voting and disposition power over 2,602,951 shares of Common Stock acquired in the Exchange and Mr. Simon will have sole voting and disposition power over 2,529,083 shares of Common Stock acquired in the Exchange.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     Pursuant to the Exchange Agreement, New Rio, CEP II and Mr.
Simon have certain registration rights described therein with respect to the Common Stock.

     New Rio currently owns of record approximately 51.3% of DSH Stock. The Third Amended and Restated Limited Liability Company Agreement of New Rio, dated as of May 9, 1996 (the "LLC Agreement"), provides generally that the holders of ownership interests of New Rio (the "New Rio Holders") may direct New Rio to act or refrain from any action in proportion to the number of shares of DSH Stock of Designer Holdings represented by their respective ownership interests in New Rio. Pursuant to the LLC Agreement, the New Rio Holders are entitled to receive dividends declared in respect of DSH Stock independently with respect to such Holder's allocable percentage of DSH Stock. The New Rio Holders may generally cause New Rio to exercise disposition rights as directed by each Holder independently with respect to such Holder's allocable percentage of DSH Stock.

     The LLC Agreement also provides that New Rio shall vote DSH Stock as determined unanimously by CEP II and A.S. Enterprises, LLC ("ASE"), both New Rio Holders and each of which has one vote. ASE may and has designated its one vote to Mr. Simon. None of the other New Rio Holders is entitled to vote. If CEP II and ASE, as controlled by Mr. Simon, are unable to agree, New Rio shall vote DSH Stock, in proportion to the allocable percentage of the shares of DSH Stock attributed, respectively, to CEP II and Chef Nominees Limited and to ASE, Mr. Simon, Martin L. Berman, Phyllis West Berman, Steven E. Berman, Mark N. Kaplan as Trustee f/b/o Mark K. Berman and Alison A. Berman and Michael A. Covino (the remaining New Rio Holders).

     Therefore, the New Rio Holders may be deemed to be the beneficial owners of DSH Stock owned by New Rio. Through their ownership interests in New Rio, CEP II and Mr. Simon (including ASE and the Simon Foundation) are deemed to own beneficially approximately 25.0% and 26.1%, respectively, of the outstanding shares of DSH Stock.

     With respect to the 600,000 shares of DSH Stock owned by the Simon Foundation, Mr. Simon, as one of three trustees, shares voting and disposition rights with two other trustees. Upon the Exchange, the Simon Foundation will beneficially own 194,400 shares of Common Stock.

     After the Exchange, the foregoing arrangements among the New
Rio holders shall be applicable to the shares of Common Stock held by New Rio.

     The description of the "standstill" provisions contained in the Exchange Agreement set forth in Item 4 above is hereby incorporated by reference into this Item 6.

     The foregoing descriptions of or references to the LLC
Agreement are qualified in their entirety by reference to such agreement, a copy of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

     Exhibit 1 Agreement and Plan of Merger, dated as of September 25, 1997, among Warnaco, WAC Acquisition and Designer Holdings.

     Exhibit 2 Stock Exchange Agreement, dated as of September
               25, 1997, among Warnaco, New Rio and the members of New Rio.

     Exhibit 3 Press Release, dated September 25, 1997.

     Exhibit 4 Third Amended and Restated Limited Liability
               Company Agreement of New Rio, dated May 9, 1996.

                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 3, 1997          NEW RIO, LLC


                         By:    /s/  Arnold H. Simon
                              Title:  Chief Executive Officer




                         CHARTERHOUSE EQUITY
                           PARTNERS II, L.P.


                         By:  CHUSA EQUITY INVESTORS II, L.P.


                         By:  CHARTERHOUSE EQUITY II, INC.


                         By:   /s/  Wai Wah Chin
                              Title:  Vice President



                               /s/  Arnold H. Simon
                              Arnold H. Simon